[Ropes & Gray Letterhead]

May 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:
Sirtris Pharmaceuticals, Inc.
Registration Statement on Form S-1
File Number 333-140979

Ladies and Gentlemen:

On behalf of Sirtris Pharmaceuticals, Inc. (the "Company"), submitted herewith for filing is Amendment No. 7 ("Amendment No. 7") to the Registration Statement referenced above (the "Registration Statement").

Amendment No. 7 is being filed to (i) add language on page 22 of the Amendment No. 7 identical to that which was provided in the Free Writing Prospectus filed with the Securities and Exchange Commission (the "Commission") on May 17, 2007, (ii) to remove the term "safe" in describing the results of the Company's Phase 1 clinical trials in response to the oral comment received from Suzanne Hayes of the Commission on May 11, 2007, (iii) to file Exhibit 16.1 "Letter from Deloitte & Touche LLP dated May 17, 2007", and (iv) to make a small number of other minor changes.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:
Suzanne Haynes
John L. Krug
Dana Hartz
Mary Mast
Christoph Westphal
Richard D. Truesdell, Jr.